UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 March 30, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.2%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”) and Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Commencing with Amendment No. 4, Mr. Mihaylo and Vector affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and Vector had disclaimed beneficial ownership of the shares of Common Stock of the Company beneficially owned by Mr. Mihaylo. Commencing with Amendment No. 13, Vector was no longer a member of a “group”. As such, this Amendment No. 14 is filed solely with respect to Mr. Mihaylo’s beneficial ownership of Common Stock of the Company. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Preliminary Proxy Statement

On March 30, 2007, Mr. Mihaylo filed a preliminary proxy statement with the SEC in connection with Inter-Tel’s 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”), and any adjournments or postponements thereof, in connection with the following proposals:

1.	To elect Mr. Mihaylo’s five director nominees (the “Mihaylo Nominees”) (one of whom is Mr. Mihaylo) to serve as directors of Inter-Tel;

2.	To adopt a resolution recommending that the Inter-Tel Board reduce the size of the Inter-Tel Board from 11 to seven members;

3.

To adopt a resolution recommending that the Inter-Tel Board retain a financial advisor to advise the Inter-Tel Board on the feasibility and financial impact of a Dutch-auction self tender offer to repurchase between $200 million and $250 million of Common Stock; and

4.	To adopt resolutions recommending that the Inter-Tel Board take certain steps designed to increase stockholder value, including:

•	disbanding the Special Committee of the Inter-Tel Board;
•

directing Inter-Tel’s management to (a) undertake an intensive cost-benefit analysis of (i) discontinuing product development on the Axxess and (ii) redirecting the engineering effort to “gateway” products and “hosted services” offerings, including the necessary billing platform for hosted services, and (b) report the results of that analysis to the Inter- Tel Board;

•	consolidating Inter-Tel’s multiple engineering facilities into the Chandler, Arizona location;
•	exploring the sale of Inter-Tel’s Irish subsidiary; and
•	exploring ways to better utilize Inter-Tel’s 15 acre campus in Reno, Nevada.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo and the other participants named below have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the 2007 Annual Meeting of Stockholders, and plan to mail a definitive proxy statement and accompanying proxy card to the Company’s stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE, AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

The participants in the solicitation are Mr. Mihaylo, Summit Growth Management LLC, The Steven G. Mihaylo Trust, Dr. Anil K. Puri, Kenneth L Urish, Neal I. Goldman and Michael R. Boyce. Information relating to the participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.

Press Release

On April 2, 2007, Mr. Mihaylo issued a press release announcing the filing of a preliminary proxy statement with the SEC in connection with his seven point plan to be voted on by stockholders at the 2007 Annual Meeting and his nomination of directors to serve on the Inter-Tel Board. The text of the press release is set forth below, and a copy of the press release is filed as Exhibit 40 to the Schedule 13D:

Investor Contact: MacKenzie Partners Amy Bilbija/BobMarese 212-929-5500 or 800-322-2885	Summit Contact: Steven G. Mihaylo (602) 738-9611 stevemihaylo@yahoo.com

INTER-TEL FOUNDER AND FORMER CHIEF EXECUTIVE

STEVEN G. MIHAYLO FILES PRELIMINARY PROXY MATERIALS;

PRESENTS SEVEN POINT PLAN TO MAXIMIZE STOCKHOLDER

VALUE AND NOMINATES 5 DIRECTORS

TEMPE, AZ – April 2, 2007 –Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest stockholder of Inter-Tel (Delaware), Incorporated (Nasdaq NM: INTL), filed a preliminary proxy statement in connection with his seven point plan to be voted on by stockholders at the Company’s 2007 Annual Meeting and his nomination of directors to serve on the Company’s Board of Directors.

Mr. Mihaylo’s seven point plan calls for seven resolutions to be voted on by stockholders at Inter-Tel’s annual meeting. The plan focuses on three action groups to: (1) Streamline Inter-Tel’s Board of Directors by reducing its size from 11 to seven members and disbanding its Special Committee, thereby making the Board more responsive, functional and less costly; (2) Repurchase, through a Dutch Auction self tender offer, between $200 and $250 million of the Company’s common stock to boost earnings per share, return cash currently on Inter-Tel’s balance sheet to stockholders and improve Inter-Tel’s balance sheet performance; and (3) Restructure costs and expenses to further increase earnings per share.

Commenting on his decision to file the preliminary proxy statement, Mr. Mihaylo stated, “Despite repeated efforts to find ways to resolve the issues raised by the proposals I presented to the Board over two months ago, in my opinion the Company continues to be unresponsive with respect to my ideas or any other ideas for enhancing stockholder value.” Mr. Mihaylo went on to say, “The stockholders of Inter-Tel deserve to be part of this process and I will work to insure that their interests are represented, heard and acted upon.”

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo and the other participants named below have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the 2007 Annual Meeting of Stockholders, and plan to mail a definitive proxy statement and accompanying proxy card to the Company’s stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE,

AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

The participants in the solicitation are Mr. Mihaylo, Summit Growth Management LLC, The Steven G. Mihaylo Trust, Dr. Anil K. Puri, Kenneth L Urish, Neal I. Goldman and Michael R. Boyce. Information relating to the participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 40:	Press Release, dated April 2, 2007, issued by Steven G. Mihaylo.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 2, 2007
/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 40:	Press Release, dated April 2, 2007, issued by Steven G. Mihaylo.

Exhibit 40

Investor Contact: MacKenzie Partners Amy Bilbija/BobMarese 212-929-5500 or 800-322-2885	Summit Contact: Steven G. Mihaylo (602) 738-9611 stevemihaylo@yahoo.com

INTER-TEL FOUNDER AND FORMER CHIEF EXECUTIVE

STEVEN G. MIHAYLO FILES PRELIMINARY PROXY MATERIALS;

PRESENTS SEVEN POINT PLAN TO MAXIMIZE STOCKHOLDER

VALUE AND NOMINATES 5 DIRECTORS

TEMPE, AZ – April 2, 2007 –Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest stockholder of Inter-Tel (Delaware), Incorporated (Nasdaq NM: INTL), filed a preliminary proxy statement in connection with his seven point plan to be voted on by stockholders at the Company’s 2007 Annual Meeting and his nomination of directors to serve on the Company’s Board of Directors.

Mr. Mihaylo’s seven point plan calls for seven resolutions to be voted on by stockholders at Inter-Tel’s annual meeting. The plan focuses on three action groups to: (1) Streamline Inter-Tel’s Board of Directors by reducing its size from 11 to seven members and disbanding its Special Committee, thereby making the Board more responsive, functional and less costly; (2) Repurchase, through a Dutch Auction self tender offer, between $200 and $250 million of the Company’s common stock to boost earnings per share, return cash currently on Inter-Tel’s balance sheet to stockholders and improve Inter-Tel’s balance sheet performance; and (3) Restructure costs and expenses to further increase earnings per share.

Commenting on his decision to file the preliminary proxy statement, Mr. Mihaylo stated, “Despite repeated efforts to find ways to resolve the issues raised by the proposals I presented to the Board over two months ago, in my opinion the Company continues to be unresponsive with respect to my ideas or any other ideas for enhancing stockholder value.” Mr. Mihaylo went on to say, “The stockholders of Inter-Tel deserve to be part of this process and I will work to insure that their interests are represented, heard and acted upon.”

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo and the other participants named below have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the 2007 Annual Meeting of Stockholders, and plan to mail a definitive proxy statement and accompanying proxy card to the Company’s stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE

DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE, AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

The participants in the solicitation are Mr. Mihaylo, Summit Growth Management LLC, The Steven G. Mihaylo Trust, Dr. Anil K. Puri, Kenneth L Urish, Neal I. Goldman and Michael R. Boyce. Information relating to the participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.